Capstone Systems Inc.

25/F, First Trade Building, 985 Dong Fang Road,

Pudong Xinqu Shanghai, China, 200000

March 19, 2018

Via E-mail

Terence O’Brien

Accounting Branch Chief Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Capstone Systems Inc.
Form 10-K for Fiscal Year Ended May 31, 2017 Filed September 13, 2017 File No. 333-207100

Dear Mr. O’Brien:

We are in receipt of your comment letter dated February 16, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. A marked version of the 10-K is enclosed herewith reflecting all changes to the 10-K made in Amendment No. 1 to the 10-K filed with the Commission (“Amendment No. 1”).

For your convenience, the matters are listed below, followed by our responses:

Form 10-K for the Fiscal Year Ended May 31, 2017

Report of the Independent Registered Public Accounting Firm, page F-1

1. Your auditors state that they audited the financial statements for the two years ended May 31, 2016. However, in the same opening paragraph your auditors state that they did not audit the financial statements for the year ended May 31, 2016, and make reference to other auditors. Please obtain a revised opinion from your auditors, and include it in an amendment to your Form 10-K to correct this discrepancy. If your auditors did not audit the financial statements for the fiscal year 2016, once you have obtained permission from your prior auditors, and a reissuance of the audit opinion, include the audit report from your prior auditors for the year ended May 31, 2016, in an amendment to your Form 10- K, pursuant to Rule 2-05 of Regulation S-X.

Response: In response to the Staff’s comment, we have deleted the paragraph indicating our auditor did not audit the financial statements for the year ended May 31, 2016 for being inaccurate. We also included a revised opinion in the Amendment No.1 to correct the discrepancy.

2. We understand from your disclosure in Note 11 that your financial statements for the fiscal year ended May 31, 2016, were restated. Please obtain, and include in an amendment to your Form 10-K, a revised opinion from your auditors which includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a misstatement and makes reference to the disclosure of the correction of the misstatement in the footnotes to the financial statements. Refer to paragraphs 9-10 and 16-17 of AS 2820.

Response: In response to the Staff’s comment, we included a revised opinion for our auditor.

Sincerely,

By:	/s/ Xu Jiyuan
Xu Jiyuan